Lawrence R. Lonergan, Esq. Partner Admitted to the NY, NJ and MA Bar Writer’s Email: llonergan@wlesq.com

96 Park Street

Montclair, NJ 07042

Tel: 973 641 4012

Fax: 973 509 0063

______

Woods Lonergan PLLC

280 Madison Avenue, Suite 300

New York, NY 10016

Tel: 212 684 2500

Fax: 212 684 2512

Reply to

Montclair, NJ

January 31, 2023

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20459

Attn:	David Irving
Sharon Blume

Re:	Re: Blue Chip Capital Group Inc.
Draft Registration Statement on Form S-1
Submitted June 22, 2022
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted July 1, 2022
CIK No. 0001932213

Dear Sirs:

This Firm represents Blue Chip Capital Group, Inc. (the “Company”) with regard to the above-referenced submission. On behalf of the Company, we offer the following responses to the Commission’s comments set forth in your letter of December 5, 2023.

Amendment No. 3 to Draft Registration Statement on Form S-1

General

●	Please update to include unaudited interim financials for the period ended August 31, 2022. If you omitted interim financial statements in reliance on section 71003 of the Fixing America’s Surface Transportation Act (FAST Act), and our guidance in Question 1 in the FAST Act C&DIs issued on August 17, 2017, advise us in writing;

Response: Attached herewith are the Company’s unaudited interim financials for the period ended August 31, 2022

●	You continue to include unaudited interim financial statements for the periods ended February, 28, 2022 and February 28, 2021 in your filing. Please revise accordingly;

Response: Please see updated financial statement accompanying S-1/A-4.

●	Please update Management’s Discussion and Analysis, including Results of Operations and Liquidity, to reflect the most recent periods presented;

Response: Please see marked changes to Amendment No. 4 to Draft Registration Statement on Form S-1, page 25, “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Result of Operations and Liquidity.”

●	Please update Item 4 (Controls and Procedures) to reflect the most recent periods presented.

Response: Please see marked changes to Amendment No. 4 to Draft Registration Statement on Form S-1, page 26, Item 4 – Controls and Procedures.”

Thank you.

Sincerely,

Lawrence R. Lonergan, Esq.

c:	Blue Chip Capital Group, Inc.

Encs.